UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING







(Check One) :[X] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
               [ ]  Form 10-Q and Form 10-QSB     [ ] Form N-SAR


         For Period Ended:    December 31, 1998
                          ----------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended: ______________________________



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I   - REGISTRANT INFORMATION


Full Name of Registrant:  Corsaire, Inc.
                          --------------

Former Name if Applicable:  Corsaire Snowboard, Inc.

         62 Indian Trace, Suite 286
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Address of Principal Executive Office (Street and Number)

         Weston, Florida 33326
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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (Paragraph 72,439), effective August 13, 1992, 57 FR 36442.] (Attach Extra Sheets if Needed)

         See Attached Extra Sheet No. 1


PART IV  -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William C. Phillippi, P.A.         954                          745-5274
--------------------------         ---                          --------
         (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes |X| No

         See Attached Extra Sheet No. 1


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
         [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attached Extra Sheet No. 1
         ------------------------------

                                 Corsaire, Inc.
                                 --------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      April 1, 1999              By : /s/ William Roger Dunavant
     -----------------------               -------------------------------------
                                           William Roger Dunavant, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                           Attached Extra Sheet No. 1



Part III Narrative -Corsaire, Inc., formerly known as Corsaire Snowboard, Inc., a Delaware corporation (the "Registrant"), has not, without unreasonable effort or expense, been able to complete its Form 10-KSB for the fiscal year ended December 31, 1998, by the close of business on March 31, 1999. The last periodic report filed by the Registrant is its Form 10Q-SB for the quarter ended September 30, 1996. The Registrant is in the process of preparing all of the periodic reports that need to be filed in order to bring it current. It has been unable to get those reports completed by the March 31 deadline.


Item 2, Part IV - The Registrant has not yet filed the following periodic reports:

1. Form 10-KSB for the year ended December 31, 1996.

2. Forms 10-QSB for the quarters ended March 31, June 30 and September 30, 1997.

3. Form 10-KSB for the year ended December 31, 1997.

4. Forms 10-QSB for the quarters ended March 31, June 30 and September 30, 1998.

5. Form 10-KSB for the year ended December 31, 1998.


Explanation for Item 3, Part IV -The Registrant had no revenues during either of 1997 or 1998. It expects to report a larger loss for 1998 than in 1997 because of the recognition of legal fees and expenses during 1998.